EXHIBIT 4(b)






INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

ENDORSEMENT ISSUED BY FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY AS PART OF THE CONTRACT TO WHICH IT IS ATTACHED.
To qualify as an Individual Retirement Annuity under section 408 of the Internal Revenue Code of 1986, as amended, (Code) the contract is amended as follows:

(1) The Annuitant will at all times be the Owner of the contract.

(2) The entire interest of the Owner is nonforfeitable.

(3) The contract is established for the exclusive benefit of the Owner and the Beneficiary.

(4) No joint owner may be named, and no one other than the Owner's spouse may be named as the contingent owner. Any provision of the policy that would allow joint ownership, or that would allow more than one person to share distributions, is deleted.

(5)This contract is nontransferable. The Owner may not borrow any money under the contract or pledge the account or any portion of it as security for a loan. Additionally, the Owner may not sell, assign or Transfer this contract, except that the contract may be transferred to a former spouse of the Owner under a divorce decree or written instrument incident to such divorce. In the event of such Transfer, the transferee shall for all purposes be treated as the Owner under the contract.

(6)Except in the case of a "rollover contribution" as permitted by sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), as described inss.408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed $2,000, or such other maximum as the Code may allow, for any taxable year.

The Owner shall have the sole responsibility for determining whetherany premium payment meets applicable income tax requirements.

          This policy does not require fixed premium payments. Any refund of premiums (other than those attributable to excess Contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of additional premiums or the purchase of additional benefits.

   (7)          Distributions Before Death

          The Owner's entire interest in the policy must be distributed, or begin to be distributed, by the Owner's required beginning date, which is the April 1 following the calendar year in which the Owner reaches age 70 1/2. For each succeeding year, a distribution must be made on or before December 31. By the required beginning date, the Owner may elect to have the balance in the policy distributed in one of the following forms:

          (a)   a single sum payment;

          (b) equal or substantially equal payments no less frequently than annually over the life of the Owner;

          (c) equal or substantially equal payments no less frequently than annually over the lives of the Owner and his or her designated beneficiary;

          (d) equal or substantially equal payments no less frequently than annually over a specified period that may not be longer than the Owner's life expectancy;

          (e) equal or substantially equal payments no less frequently than annually over a specified period that may not be longer than the joint life and last survivor expectancy of the Owner and his or her designated beneficiary.

All distributions made hereunder shall be made in accordance with section 401(a)(9) of the Code, including the incidental death benefit requirements of section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.







INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT
(continued)

If payment is not to be made in the form of annual level payments, the amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year, shall not be less than the quotient obtained by dividing the individual's benefit by the lesser of (1) the applicable life expectancy or (2) if the individual's spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 or Q&A-5 of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. Distributions after the death of the individual shall be distributed using the applicable life expectancy as the relevant divisor without regard to proposed regulations section 1.401(a)(9)-2.

Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the Owner by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the individual and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such Beneficiary during the calendar year in which the Beneficiary attains age 70 1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

(8)      Distribution Upon Death

         (a) Distributions beginning before death. If the Owner dies after distribution of his or her interest has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the individual's death.

         (b) Distributions beginning after death. If the Owner dies before distribution of his or her interest begins, distribution of the individual's entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the individual's death except to the extent that an election is made to receive distribution in accordance with (1) or (2) below:

                (1) If the Owner's interest is payable to a designated beneficiary, then the entire interest of the individual may be distributed in equal or substantially equal payments over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the Owner died.

                (2) If the Owner's spouse is not the named Beneficiary, the method of distribution selected will assure that at least 50% of the present value of the amount available for distribution is paid within the Owner's life expectancy and that such method of distribution complies with the requirements of Code section 408(b)(3) and the regulations thereunder.

                (3) If the designated beneficiary is the Owner's surviving spouse, the date distributions are required to begin in accordance with (1) above shall not be earlier than the later of (A) December 31 of the calendar year immediately following the calendar year in which the individual died or (B) December 31 of the calendar year in which the individual would have attained age 70 1/2.

                (4) If the designated beneficiary is the Owner's surviving spouse, the spouse may treat the contract as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the contract, makes a rollover to or from such contract, or fails to elect any of the above provisions.







INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT
(continued)

          (c) Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

          (d) Distributions under this section are considered to have begun if distributions are made on account of the Owner reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under section 1.401(a)(9) of the Regulations.

   (9) An individual may satisfy the minimum distribution requirements under section 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRAs. For this purpose, the Owner of two or more IRAs may use the alternative method described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements.

   (10) The provisions of this endorsement will override any provisions contained in or forming part of the contract which are inconsistent with this endorsement. The Company reserves the right to amend this endorsement to comply with future changes in the Internal Revenue Code of 1986, as amended and to any regulations or rulings issued under the provisions of the Internal Revenue Code. The Company shall provide the Owner of the contract with a copy of any such amendment.




Signed for First Great-West Life & Annuity Insurance Company on the issuance of the contract (unless a different date is shown here).






                                       /s/ W.T. McCallum

                                    W.T. McCallum,
                                    President and Chief Executive Officer